Exhibit 99.B(d)(5)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
Acadian Asset Management LLC

As of April 2, 2009, as amended January 6, 2012, September 15, 2015 and November 21, 2024

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional International Trust

International Equity Fund

[REDACTED]

Agreed and Accepted:

SEI Investments Management Corporation		Acadian Asset Management LLC

By:	/s/ James Smigiel	By:	/s/ Theodore W. Noon

Name:	James Smigiel	Name:	Theodore W. Noon

Title:	Chief Investment Officer	Title:	Chief Marketing Officer